UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MELFI STOPPAGE: SITUATION AT THE FIAT AUTO PLANTS AND MEETING WITH THE UNIONS

SIGNATURES

MELFI STOPPAGE: SITUATION AT THE FIAT AUTO PLANTS AND MEETING WITH THE UNIONS

The strike which has been going on at the Melfi plant for several days, and which culminated on Monday April 19 with a walkout that stopped all work, all access, and all movement of goods at the only Fiat Auto plant that has not been affected by the state of crisis, is having negative repercussions on Fiat's other plants in Italy.

Mirafiori has been shut down since the third shift on Wednesday the 21st, Termini Imerese since the afternoon of Thursday the 22nd, and Sevel since Thursday's third shift.

This will have serious consequences both for the workers, whose pay will obviously be docked, and for the Company, which has had to cut production by 12,000 vehicles so far.

The effects of the stoppage have also spilled over to the surrounding area, where tension is rising among companies and workers indirectly linked to the Melfi Sata plant.

The impact is particularly severe as it comes at a time when Fiat is making an all-out effort to implement the Company's Relaunch Plan in the face of ever-keener competition. The Plan is already producing results that are bringing about steady improvements in Fiat's economic and financial situation.

The shutdown is causing severe damage to the Company, as it has made it impossible to keep the sales network supplied with vehicles and has thus put competitors at an advantage.

Built in the early '90s, the Melfi factory was designed to be a cutting-edge facility capable of competing with the world's most up-to-date automotive manufacturing plants.

The initiative was founded on an agreement between Fiat, the Italian government, and the labor unions.

As part of this agreement, Fiat undertook to make massive investments in the area, abandoning plans to build a plant in a location outside of Italy where it would have benefited from particularly favorable conditions. The Italian government agreed to provide the incentives earmarked for enterprises locating in southern Italy. The unions signed a new bargaining agreement which differed from that observed at the Group's other plants. The Basilicata regional administration was also involved in order to promote the area's industrial development.

The Melfi plant springs from an entirely new model: a state-of-the-art greenfield facility with a modern labor organization and a fresh workforce which was prepared for its first work experience through an extensive training program. The bargaining agreement governing work conditions was approved by all labor organizations even before the plant started operations.

Fiat has invested around 1.6 billion euros in building and developing the plant, which for years has enjoyed a worldwide reputation for excellence.

Today, over 8,000 people work at the complex, including 5,000 Fiat Group employees.

The plant produces around 1,200 cars a day, including the Fiat Punto and Lancia Ypsilon. Fiat has also announced that Melfi will be the sole production site for the current Punto's replacement starting in 2005. This means that Fiat Auto plans to invest 640 million euros at Melfi over the next three years, an investment that will provide a significant boost to employment, as the factory has thus been tapped to produce Fiat's best-selling car.

The labor unions that dissociated themselves from the illegal stoppage, asked on April 21 to arrange a meeting with the Company. Fiat agreed to the request.

The first meeting, which took place at 2:00 PM in Rome, was attended by the national secretaries of FIM, UILM and Fismic, who asked to adjourn at 9:00 PM to enable FIOM to participate in the negotiations, on condition that access to the plant be restored.

The Company also agreed to this request.

Turin, April 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney